Exhibit 99.3

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

April 23, 2009

On April 13, Brett White announced that the company was submitting a proposal to stockholders under which employee option holders would be given the opportunity to exchange certain of their existing stock options for new restricted stock. Stockholders will vote on this proposal at the company’s Annual Meeting in Los Angeles on Tuesday, June 2, 2009. The following Frequently Asked Questions (“FAQ”) were prepared to address common questions that you may have about CBRE’s (“CBRE” or the “Company”) proposed stock option exchange (the “Option Exchange Program”). More comprehensive information can be found in the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on April 23, 2009 (the “Proxy”), and available at www.cbre.com/AnnualMeeting. The information in this FAQ is provided as of April 23, 2009 and does not contain complete details about the Option Exchange Program. Additional detailed information will be provided to you if and when the Company commences the exchange offer after the Annual Meeting. Due to SEC regulations, CBRE cannot advise you as to whether you should participate in the Option Exchange Program.

1. What is a stock option?

A stock option is a right to buy a share of CBRE common stock at a set price (also known as the grant or exercise price) for a specified period of time. The right to buy the share may continue into the future, but the purchase price is fixed when the stock option is granted. You have previously been granted stock options by CBRE under its Second Amended and Restated 2004 Stock Incentive Plan (“Stock Plan”).

2. What is the Option Exchange Program?

The global economic turmoil of the past year has caused a significant decline of CBRE’s stock price. As a result, employees who were granted stock options under the Stock Plan now hold those stock options with exercise prices significantly higher than the current market price of CBRE common stock. Such stock options are known as “underwater” stock options. The Option Exchange Program is a voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for a lesser amount of new restricted stock with new vesting periods. The number of shares of new restricted stock will be determined using exchange ratios designed to result in an exchange that provides new equity awards to employees that are sufficient to further the Company’s goals of retaining and incentivizing option holders, returning as many cancelled options as possible to the share reserve under the Stock Plan, and avoiding any additional compensation charges to the Company in connection with previously granted stock options under the Stock Plan.

3. Who would be eligible to participate in the Option Exchange Program?

If approved by stockholders, the Option Exchange Program will be open to all employees who hold eligible stock options and are employed by CBRE in the United States, Canada, the United Kingdom, France and Hong Kong on the date we commence the program. The Option Exchange Program will not be open to non-employee members of the Board of Directors. In Canada and France, where we do not grant restricted stock due to adverse tax consequences for our employees there, we may issue new stock options in exchange for eligible options. In this event, we will still utilize exchange ratios that further the goals described in No. 2 above with the same vesting schedule as applied to the new restricted stock. Each new option for recipients in Canada and France will have an exercise price per share equal to the closing price of our common stock on the date of grant.

4. What options would be eligible for exchange under the Option Exchange Program?

Options held by eligible employees that were granted at any time between December 31, 2004 and September 2, 2008 are eligible to be surrendered in the Option Exchange Program. Options that were issued on September 22, 2004 and expire in September of this year are not eligible for the Option Exchange Program.

5. When would the Option Exchange Program take place?

CBRE expects to commence the exchange shortly after receiving stockholder approval in June. Once the program commences, eligible employees will be given at least 20 business days to decide whether to exchange their eligible stock options. New restricted stock awards would then be made the first business day after the Option Exchange Program is completed. The Board of Directors retains the authority, in its sole discretion, to determine not to implement the Option Exchange Program even if stockholders approve it, or to modify the terms prior to commencement of the exchange offer in June.

6. If I participate in the Option Exchange Program, how many shares of new restricted stock would I receive in exchange for my options?

The exchange ratios would be established by the Board of Directors’ Compensation Committee shortly before the commencement of the Option Exchange Program. The exchange ratios will be based on several factors, including, our then-current stock price, an industry-standard stock option valuation model to determine the value of eligible underwater stock options, and the Company’s future equity needs under the Stock Plan. The exchange ratios would be designed to ensure that the new restricted stock awards granted in connection with the Option Exchange Program support and further the goals described in No. 2 above.

7. Can you provide me with an example of how the exchange ratios would work?

Although the exchange ratios cannot be determined at this time, a hypothetical example is provided below and on page 30 of the Proxy. The actual valuation methodology will be based in part on the price of our common stock when we launch the Option Exchange Program tender offer.

The exchange ratios for eligible options held by executive officers will be 25% less favorable than the exchange ratio for eligible options held by other employees. Because it is based on our stock price at the time, the actual exchange ratio will not be known until the time the exchange offer commences. However, assuming we commence the Option Exchange Program on June 10, 2009, and based on a hypothetical $3.604 stock price on the date immediately preceding the commencement of the Option Exchange Program (using the 10-day average stock price close as of March 31, 2009) the ratios of eligible options to new restricted stock would be as follows:

Date Options Granted	Exercise Price of Options	Employee Exchange Ratio for New Restricted Stock	Officer Exchange Ratio for New Restricted Stock
January 27, 2005	$11.15	32.46-to-1	N/A
February 1, 2005	$11.10	30.90-to-1	N/A
September 21, 2005	$15.43	4.63-to-1	6.17-to-1
September 6, 2006	$23.46	4.56-to-1	6.08-to-1
March 19, 2007	$34.54	5.03-to-1	N/A
September 5, 2007	$27.19	3.73-to-1	4.97-to-1
September 2, 2008	$13.29	2.17-to-1	2.89-to-1

8. Why isn’t the exchange ratio 1-to-1 for all eligible stock options?

Under the industry-standard stock option valuation model used to determine the value of options, underwater stock options have less value than a share of new restricted stock, therefore more underwater stock options would be required to equal the fair value of one share of new restricted stock. A 1-to-1 exchange could result in our stockholders failing to support the Option Exchange Program, would result in an additional compensation charge to the Company, and would fail to provide a return of shares to the share reserve under the Stock Plan.

9. Do I have to participate in the Option Exchange Program?

No. Participation would be completely voluntary. In order to participate and tender eligible options you would have to make an affirmative election to participate in the Option Exchange Program. If you choose not to participate, you would keep all of your currently outstanding stock options, including stock options eligible for the Option Exchange Program, and you would not receive a new restricted stock grant. No changes would be made to the terms of your current stock options if you decline to participate.

10. My eligible stock options are already vested. Would my new restricted stock also be fully vested?

No. All new restricted stock would be subject to a new four-year vesting schedule. Shares of new restricted stock and new options granted upon cancellation of an eligible option will vest 25% on the first anniversary of the grant date, and 25% on each of the next three anniversary dates. Full vesting would be achieved on the fourth anniversary of the grant date. The four-year vesting enables the Option Exchange Program to serve as both a retention tool as well as a value creation opportunity.

11. If I elect to participate in the Option Exchange Program, when would I receive my new restricted stock grant?

The new restricted stock grant date would be the next business day after the close of the Option Exchange Program. You could expect to receive your stock award documentation promptly thereafter.

12. If I choose to participate in the Option Exchange Program, do I have to exchange all of my eligible stock option grants?

No. Under the Option Exchange Program, you would be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others, but you could not choose to exchange just a portion of a particular grant.

13. Can I exchange shares of CBRE common stock that I acquired upon exercise of my CBRE stock options?

No. This offer would only apply to outstanding CBRE stock options that are eligible under the Option Exchange Program. You would not be able to exchange shares of CBRE stock that you own outright.

14. Will I be required to give up all of my rights under the exchanged stock options?

Yes. On the closing date of the Option Exchange Program, the stock options you surrender in exchange for new restricted stock would be cancelled and you would no longer have any rights under those surrendered stock options.

15. What if I elect to participate and leave CBRE before the Option Exchange Program ends?

If you elected to participate in the Option Exchange Program and your employment ends for any reason before you receive a new restricted stock award, your exchange election would be cancelled and you would not receive a new restricted stock grant. If this occurs, no changes would be made to the terms of your current stock options and such options would be treated as if you had declined to participate in the Option Exchange Program.

16. What if I elect to participate and leave CBRE after the Option Exchange Program ends?

If you elected to participate in the Option Exchange Program and your employment ends for any reason after you receive a new restricted stock award, your exchange election would be processed and you would receive a new restricted stock grant. The terms and conditions of the new restricted stock grant would apply as if you were still employed at CBRE. However, it should be noted that no portion of the new restricted stock award would vest for at least 12 months after the grant date, and vesting requires continuous employment through the vest date.

17. Would I owe taxes if I participate in the program?

We believe the exchange of eligible stock options should be treated as a non-taxable exchange and no income should be recognized upon the grant of the new restricted stock for U.S. federal income tax purposes. Upon the vesting of the new restricted stock award, U.S. employees will incur a tax obligation on each vesting date unless they make a Section 83(b) election with the IRS within 30 days of the date they receive their new restricted stock award. More detailed information will be provided in the exchange offer documents provided upon commencement of the exchange offer. The tax consequences for participating employees who reside outside the U.S. may differ from the U.S. federal income tax consequences and in some instances are not entirely certain. It is recommended that you consult your own accountant or financial advisor for additional information about your personal tax situation.

18. Will CBRE recommend that employees participate in the Option Exchange Program, if approved?

Due to SEC regulations, CBRE cannot advise you as to whether you should participate in the Option Exchange Program (if approved).

19. Why would I have to give up my old options? Can’t CBRE just grant new options or new restricted stock at the current price?

We designed the Option Exchange Program to avoid the dilution in ownership to our stockholders that would result if we granted employees additional stock options or restricted stock to supplement their underwater stock options. In addition, if we were simply to issue new stock options, we would increase our stock compensation expense.

20. What if the stockholders do not approve the Option Exchange Program?

If the stockholders do not approve the Option Exchange Program, we will not be able to proceed with the program. In that event, you would retain your Eligible Options and no changes would be made to the terms of those stock options.

21. If the stockholders need to approve the proposed option exchange, why are you informing employees about it now?

CBRE filed its Proxy with the SEC for the 2009 Annual Meeting on April 23, 2009, and the proposal before the stockholders is now a matter of public record. The Board of Directors has approved the proposal and CBRE wants you to understand what may be offered to you if the stockholders approve the Option Exchange Program. We expect to provide you with additional communications leading up to and during the exchange offer.

22. Will this Option Exchange Program affect future equity grants?

No. However, all equity programs and grants remain at the discretion of the Board of Directors.

The Option Exchange Program described in this FAQ has not yet commenced. When and if we commence the Option Exchange Program, we will file a Tender Offer Statement on Schedule TO with the SEC. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by our stockholders with respect to the Option Exchange Program discussed in this FAQ, we have filed a proxy statement with the SEC. Stockholders are urged to read the proxy statement and any additional materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders referenced in this FAQ.

Stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or at www.cbre.com/investorrelations. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: CB Richard Ellis Group, Inc., Attention: Investor Relations, 200 Park Ave., 17th Floor, New York, New York 10166.